                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D
                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934


                                  CYRK, INC.
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                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
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                        (Title of Class of Securities)

                                 232817 10 6
                          -------------------------
                                (CUSIP Number)

                                 ERIC STANTON
                     C/O SIMON MARKETING HONG KONG, LTD.
                                 EVERGO HOUSE
                                  3RD FLOOR
                              38 GLOUCESTER ROAD
                              WANCHAI, HONG KONG
                             (011) 852-28655-038
                   ----------------------------------------
                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                               Communications)

                                   Copy to:

                              CAMERON READ, ESQ.
                            CHOATE, HALL & STEWART
                                EXCHANGE PLACE
                               53 STATE STREET
                               BOSTON, MA 02109
                          TELEPHONE: (617) 248-5000




                                JULY 21, 1997
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this Statement [ ].

CUSIP No.  232817 10 6

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         ERIC STANTON
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

[X]      (a)
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[ ]      (b)
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(3)      SEC Use Only
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(4)      Source of Funds (See Instructions)  OO
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).
           N/A
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(6)      Citizenship or Place of Organization  UNITED STATES OF AMERICA
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    Number of                     (7)    Sole Voting Power      920,069*
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      Shares
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   Beneficially                   (8)    Shared Voting Power        4,393,138*
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     Owned by
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       Each                       (9)    Sole Dispositive Power      920,069
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    Reporting
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      Person                     (10)    Shared Dispositive Power      0
                                                                  --------------
       With
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      ----------
              920,069 SHARES OF COMMON STOCK*
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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(13)     Percent of Class Represented by Amount in Row (11)
                                                            --------------------
              APPROXIMATELY 6.7%*
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(14)     Type of Reporting Person (See Instructions)      IN
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* PURSUANT TO THE SHAREHOLDERS AGREEMENT DESCRIBED IN ITEM 4 BELOW, AND WHICH IS ATTACHED AS EXHIBIT B, CERTAIN SHAREHOLDERS OF THE ISSUER ARE REQUIRED, IN SPECIFIED CIRCUMSTANCES, TO VOTE ALL THE SHARES OF THE ISSUER'S COMMON STOCK HELD BY EACH SUCH SHAREHOLDER IN FAVOR OF THE REPORTING PERSON'S ELECTION TO THE BOARD OF DIRECTORS OF THE ISSUER. ACCORDINGLY, THE REPORTING PERSON MAY BE DEEMED TO BE PART OF A "GROUP" WITH SUCH SHAREHOLDERS AND HAVE SHARED VOTING POWER OVER SUCH SHARES. ACCORDINGLY, THE REPORTING PERSON MAY HAVE SHARED VOTING POWER OVER 4,393,138 SHARES (OR APPROXIMATELY 32.2% OF THE ISSUER'S COMMON STOCK). SEE ITEM 4. THE REPORTING PERSON EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ANY SHARES OF THE ISSUER'S COMMON STOCK EXCEPT THE
         920,069 SHARES WITH RESPECT TO WHICH HE POSSESSES SOLE DISPOSITIVE
         POWER.

ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this statement on
Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Cyrk, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 3 Pond Road, Gloucester, Massachusetts 01930.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed by Eric Stanton (the "Reporting Person") individually and as settlor and sole trustee of the Eric Stanton Self Declaration of Revocable Trust u/a May 11, 1990, as amended (the "Trust"). The Reporting Person is a Citizen of the United States of America.

                  The Reporting Person's business address is Evergo House, 3rd Floor, 38 Gloucester Road, Wanchai, Hong Kong. The Reporting Person is currently a consultant to SMI Merger, Inc., a wholly owned subsidiary of the Issuer.

                  The Trust's business address is c/o Eric Stanton, Trustee, Evergo House, 3rd Floor, 38 Gloucester Road, Wanchai, Hong Kong.

                  During the last five years, the Reporting Person has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger, dated as of May 7, 1997 (the "Merger Agreement"), among the Issuer, SMI Merger, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, ("SMI"), Simon Marketing, Inc., a Nevada corporation ("Simon"), the Reporting Person and Allan Brown, the Reporting Person received 920,069 shares of Common Stock and $12.5 million in cash from the Issuer on June 9, 1997, in exchange for all of the Reporting Person's shares of Simon's common stock, par value $.01 per share (the "Simon Common Stock"). Subsequently, on July 21, 1997, the Reporting Person transfered the 920,069 shares of Common Stock to the Trust. No consideration was involved in this transfer to the Trust. The Reporting Person exercises sole investment control over the shares held by the Trust and retains the right to revoke the Trust without the consent of another person. Prior to the merger of Simon into and with SMI (the "Merger"), the Reporting Person and Allan Brown held all of the outstanding equity interests of Simon. A copy of the Merger Agreement is filed herewith as Exhibit A hereto and is incorporated in its entirety herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Issuer and Simon are leading providers of promotional products and services. The Boards of Directors of the companies deemed it advisable and in the best interests of the companies and their respective shareholders that the Issuer and Simon combine businesses and operations in order to advance their long-term business interests. Simon has had success in the youth market and in leveraging sports and entertainment properties. The Issuer has experience in loyalty and brand-building promotions.

         To effect this combination, and pursuant to the Merger Agreement, the Reporting Person converted all his shares of Simon Common Stock into 920,069 shares of Common Stock and $12.5 million in cash.

         Pursuant to a Shareholders Agreement, dated as of June 9, 1997, (the "Shareholders Agreement"), among the Issuer, the Reporting Person, Allan Brown, Gregory Shlopak and Patrick Brady (each a "Shareholder", and together the "Shareholders"), the Reporting Person shall have the right, upon his request, to be appointed a member of the Board of Directors of the Issuer (the "Board"). Within 90 days following the Board's receipt of such request, the Board shall take all necessary action to increase its size by one and appoint the Reporting Person to be a member of the Board. At each subsequent election of the class of directors to which the Reporting Person is appointed, and provided that the Reporting Person beneficially owns at least five percent of the issued and outstanding Common Stock as of the date of such election, the Shareholders shall nominate the Reporting Person for election.

         At all meetings (and written actions in lieu of meetings) of the stockholders of the Issuer at which directors are to be elected, and at which the Reporting Person has been nominated, the Shareholders shall vote all of their shares to elect the Reporting Person as a director of the Issuer. A copy of the Shareholders Agreement is filed herewith as Exhibit B hereto and is incorporated in its entirety herein by reference.

         Promptly, after June 9, 1997, the Board shall also take all necessary action to increase the size of the Board and to appoint Allan Brown to be a member of the Board. Following appointment, and under the same conditions as pertain to the Reporting Person, the Shareholders shall nominate and vote all their shares to elect Allan Brown as director of the Issuer.

         In addition, at all meetings (and written actions in lieu of meetings) of the stockholders of the Issuer at which Gregory Shlopak or Patrick Brady have been nominated as directors of the Issuer, each Shareholder shall vote all of such Shareholder's stock to elect them as directors of the Issuer.

         The Trust was made a party to the Shareholders Agreement pursuant to an Assignment and Assumption Agreement ("the Assignment and Assumption Agreement") dated July 21, 1997 and entered into by the Reporting Person individually and in his capacity as Trustee of the Trust as more fully described in Item 6. The Assignment and Assumption Agreement is filed herewith as Exhibit D and is incorporated in its entirety herein by reference.

         Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person has acquired beneficial ownership of 920,069 shares of Common Stock held by the Trust by virtue of the fact that the Reporting Person is the settlor and sole trustee of the Trust and retains sole investment control over the shares and may revoke the Trust without the consent of another person. The Common Stock held by the Trust and beneficially owned by the Reporting Person represents approximately 6.7% of the outstanding Common Stock. By virtue of the Shareholders Agreement and the Assignment and Assumption Agreement, the Reporting Person as settlor and trustee of the Trust may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Common Stock owned by the Shareholders represents approximately 32.2% of the outstanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 920,069 shares with respect to which he possesses sole dispositive power.

         (b) The Reporting Person has sole power to vote, or to direct the vote, of 920,069 shares of Common Stock held by the Trust, subject to the Shareholders Agreement described in Item 4. Pursuant to the Shareholders Agreement, the Reporting Person as sole trustee of the Trust may have shared power to vote for 4,393,138 shares of Common Stock with respect to the election of certain directors.

         The Reporting person has sole power to dispose, or to direct the disposition of, the 920,069 shares of Common Stock acquired as consideration for the Merger and held by the Trust.

         (c) Except for the acquisition of the shares of Common Stock pursuant to the Merger Agreement, and the subsequent transfer of the 920,069 shares of Common Stock to the Trust, during the past 60 days, neither the Reporting Person nor the Trust has effected any transactions in the shares of Common Stock except as disclosed herein this statement.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person and held by the Trust.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Merger Agreement. Pursuant to the Merger Agreement, the Issuer issued to the Reporting Person 920,069 shares of Common Stock in exchange for all of the Reporting Person's shares of Simon Common Stock.

         Shareholders Agreement. Pursuant to Section 7.01(d)(i) of the Merger Agreement, the Issuer and the Shareholders have entered into a Shareholders Agreement, described in Item 4.

         Registration Rights Agreement. The Common Stock issued to the Reporting Person and transferred to the Trust are not registered securities within the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to
Section 7.01(d)(ii) of the Merger Agreement, the Issuer has granted to the Reporting Person certain registration rights which have been assigned to the Trust pursuant to the Assignment and Assumption Agreement, set forth in a Registration Rights Agreement, dated as of June 9, 1997 among the Issuer, Allan Brown and the Reporting Person (the "Registration Rights Agreement").

         If at any time commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and any successor provisions thereto (the "Code"), (as determined by the Issuer and its counsel), either the Trust or Allan Brown requests that the company file a registration statement for at least 250,000 shares of the Common Stock held by the Trust and/or Allan Brown on the date of such request, the Issuer shall use its best efforts to register the shares of Common Stock held by the Trust and/or Allan Brown requested to be registered under the Act. The Issuer shall effect an aggregate maximum of three such "demand" requests, each of which must be made at least six months apart from the others.

         Additionally, commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Code (as determined by the Issuer and its counsel), if the Issuer proposes to register any shares of Common Stock for its own or others' account under the Act, other than a registration solely relating to employee benefit plans or to shares to be sold under Rule 145 under the Act, the Issuer shall give the Trust and Allan Brown prompt written notice of its intent. Upon written request of either the Trust or Allan Brown, given within 15 days after receipt of such notice, the Issuer shall include in such registration all shares of Common Stock held by the Trust or Allan Brown specified in such written request, provided that such inclusion will not materially and adversely affect the offering.

         Assignment and Assumption Agreement. The Reporting Person and the Trust have entered into the Assignment and Assumption Agreement whereby the Reporting Person has assigned his rights under the Shareholders Agreement and the Registration Rights Agreement to the Trust, and the Trust has assumed the Reporting Person's rights and obligations under the Shareholders Agreement and Registration Rights Agreement. The Reporting Person, as settlor and sole trustee, retains beneficial ownership of, and sole voting and dispositive power over, the Shares of Common Stock held by the Trust.

         A copy of the Registration Rights Agreement is filed herewith as Exhibit C hereto and is incorporated in its entirety herein by reference.

         The foregoing descriptions of the Merger Agreement, the Shareholders Agreement, the Registration Rights Agreement, and the Assignment and Assumption Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 5, 1997                                Eric Stanton

                                              By: /s/ Eric Stanton
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                                  EXHIBIT INDEX



    EXHIBIT NO.                    DESCRIPTION
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         A Agreement and Plan of Merger, dated as of May 7, 1997, by and among Cyrk, Inc., SMI Merger, Inc., Simon Marketing, Inc., Allan Brown and Eric Stanton

         B Shareholders Agreement, dated as of June 9, 1997, by and among Cyrk, Inc., Allan Brown, Eric Stanton, Gregory Shlopak and Patrick Brady

         C Registration Rights Agreement, dated as of June 9, 1997, by and among Cyrk, Inc., Allan Brown and Eric Stanton

         D Assignment and Assumption Agreement, dated as of July 21, 1997 by and between Eric Stanton and Eric Stanton Self-Declaration of Revocable Trust